Exhibit 99.3

Explanatory report

of the General Partner

on information according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code

The information contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2016 according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code are explained as follows:

Share capital held by the Company’s shareholders (excluding treasury shares held by the Company) at December 31, 2016 totals approximately €306 M, divided into 306,221,840 non-par bearer shares, each arithmetically representing €1 of the share capital.

The total of non-par bearer shares include 47,190 shares issued to Company employees in 2016 in conjunction with a corporate agreement and which are subject to a two-year holding period. In addition to treasury shares which have meanwhile been cancelled as part of a capital reduction measure, the Company also holds 999,951 treasury shares at December 31, 2016 which were acquired on the basis of the authorization — granted at the Company’s Annual General Meeting on May 12, 2011 — to acquire treasury shares during the period from May 20, 2013 to August 14, 2013. Treasury shares held correspond to approximately €1 M or 0.33 % of the Company’s share capital. Voting rights may not be exercised on treasury shares. The treasury shares were acquired on the stock exchange via the XETRA trading system by way of a share buyback program. Including treasury shares, the Company share capital therefore amounted to €307 M at December 31, 2016, divided into 307,221,791 shares. The acquired treasury shares will only be used to reduce the Company’s share capital (by cancellation of the relevant shares) or to service employee incentive plans.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company`s Articles of Association. This stipulates that each share shall be entitled to one vote at the Company’s General Meeting.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. It does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures, which do not require approval by the shareholders. Vis-à-vis the General Partner, the Company is represented by its Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of a controlled company as defined by § 17 (1) AktG, more than 25 % of the Company’s share capital. This does not apply if all the shares of the General Partner entity are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the Company’s General Partner if the shares in the General Partner entity are acquired by another person

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, F +49 6172 609-2422

Registered Office and Commercial Register: Hof an der Saale, HRB 4019

Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG

Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Dr. Olaf Schermeier, William Valle, Kent Wanzek,

Dominik Wehner, Harry de Wit

Chairman of Supervisory Board: Stephan Sturm

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRES DE FF 501

•                                         who does not at the same time acquire shares of the Company in the amount of more than 25 % of the Company’s capital or

•                                         who has not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Securities Acquisition and Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchaser pays for the shares in the General Partner entity, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

As at December 31, 2016, Fresenius SE & Co. KGaA, Bad Homburg v.d. Höhe, Germany holds 94,380,382 shares of the Company, corresponding to 30.72 % of the Company’s total share capital. After deduction of treasury shares held by the Company in accordance with § 16 (2) sentence 2 AktG, Fresenius SE & Co. KGaA holds 30.82 % of the Company’s share capital with voting rights.

The appointment and removal of members of the Management Board of the General Partner entity are governed by § 84 and § 85 AktG. Changes in the Articles of Association must be made in accordance with § 179 AktG in conjunction with § 133 AktG. The Articles of Association entitle the Company’s Supervisory Board, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders’ at the General Meeting:

•                                         authorization, in the period up to May 18, 2020 to increase, on one or more occasions, the Company’s share capital by up to a total of €35 M by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2015/I).

•                                         authorization, in the period up to May 18, 2020 to increase, on one or more occasions, the Company’s share capital by up to a total of €25 M by issuing new bearer ordinary shares in return for non-cash contributions (Authorized Capital 2015/II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights.

In addition to the above, the following conditional capitals are in place:

•                                         The share capital is conditionally increased by up to €3.374 M. This conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolutions taken on May 23, 2001, May 15, 2007 and May 16, 2013 and the holders of such convertible bonds exercise their conversion rights. As at December 2015, options and convertible bonds can no longer be exercised or converted.

•                                         The share capital is conditionally increased by up to €3.972 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolutions taken on May 9, 2006 and May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

•                                         The share capital is conditionally increased by up to €11.346 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolutions taken on May 12, 2011 and May 12, 2016, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

By way of the resolution adopted at the Annual General Meeting on May 12, 2016, the General Partner has been authorized to acquire treasury shares until May 11, 2021 and up to a maximum of 10 % of the share capital in place at the date of the resolution. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The purchase may be effected either on the stock exchange, by way of a public tender offer or a public invitation to shareholders to submit an offer for sale. The authorization may not be used for the purposes of trading in own shares. The General Partner has further been authorized to use the shares of the Company acquired on the basis of this or any earlier authorization for all legally permissible purposes, in particular (i) to redeem them without any requirement for a further resolution by the Annual General Meeting, (ii) to sell them to third parties, also in return for contributions in kind, (iii) to award them, in lieu of the utilization of a conditional capital, to employees of the Company and its affiliated companies, including members of the management of affiliated companies, and to use them to service options or obligations to purchase shares of the Company and (iv) to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to § 17 AktG.

A change of control resulting from a takeover offer could, under certain circumstances, have an impact on a number of the Company’s long-term financing arrangements, in particular the Credit Agreement 2012, the loan notes, the equity-neutral convertible bond and the receivables sale program, in which change of control clauses are in place. These change of control clauses, which are customary for the market, give creditors the right to terminate agreements early or call for early repayment of outstanding amounts in the event of a change in control. The right to terminate in some cases only exists, however, if the change of control involves the Company’s rating or the corresponding financing instrument being downgraded.

Hof an der Saale, March 2017

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG

as General Partner

sgd.	sgd.
Rice Powell	Michael Brosnan
Member of the Management Board	Member of the Management Board